**Mail Stop 4561**

June 2, 2006

James W. McLane
Chairman and Chief Executive Officer
Healthaxis Inc.
7301 North State Highway 161
Suite 300
Irving, Texas 75039

> **Re:    Healthaxis Inc.**
> **Registration Statement on Form S-3**
> **Filed June 27, 2005**
> **File No. 333-126146**

Dear Mr. McLane:

It has been more than nine months since you filed the above registration statement, and the registration statement is now out of date.  Within 30 days from the date of this letter, you should either:

· file an amendment to the registration statement to comply with the applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act; or

· file a request for withdrawal of the registration statement.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either of these things) within 30 days, an order may be entered declaring the registration statement abandoned under rule 479 of the Act.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454.  If you require further assistance, you may call me at (202) 551-3730.

James W. McLane
Healthaxis Inc.
June 2, 2006
Page 2


                                        Sincerely,


                                        Barbara C. Jacobs
                                        Assistant Director


cc:     Via Facsimile at (214) 740-8800
        John B. McKnight, Esq.
        Locke Liddell & Sapp, LLP
        Telephone: (214) 740-8000